Exhibit 2.1

EQUITY PURCHASE AGREEMENT

THIS EQUITY PURCHASE AGREEMENT (this “Agreement”) is made as of August 11, 2025 (“Effective Date”) by and among (i) QHM Holdings, Inc., a Delaware corporation (“Buyer”), (ii) IRB Medical Equipment, LLC, dba Hart Medical Equipment, a Michigan limited liability company (“Company”), and (iii) Hart HoldCo, LLC, a Michigan limited liability company (“Seller”) (altogether the “Parties”). As used herein, the Seller and Company are collectively the “Seller Parties.”

Background

The Company is a limited liability company organized under the laws of the State of Michigan and participating Medicare provider that provides durable medical equipment, points of service products and related services (collectively, the “Business”).

Prior to the Closing, Henry Ford Health, McLaren Health Management Group and Northwest Ohio Medical Equipment, LLC (the “Owners”) Owners contributed 100% of the equity interests of the Company to Seller in exchange for the equity interests of Seller (the “Contribution”).

As of the Closing, the Seller owns beneficially and of record 100% of the issued and outstanding units of membership interests of the Company (collectively, the “Units”).

Agreement

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound, the parties agree as follows:

1.	PURCHASE AND SALE OF UNITS; PURCHASE PRICE
1.1Purchase of the Units. Subject to the terms and upon the conditions set forth in this Agreement, the Buyer agrees to purchase from the Seller, and the Seller agrees to sell to the Buyer, Units representing sixty percent (60.0%) of the outstanding Units (the “Sale Units”), for the Purchase Price set forth in Section 1.2 hereto (the “Transaction”).
1.2Purchase Price.
(a)Purchase Price. The “Purchase Price” to be paid by Buyer for the Sale Units shall be equal to sixty percent (60.0%) of the amount calculated as follows: (i) $35,000,000 (the “Enterprise Value”), plus (ii) cash on hand with the Company, which shall in no event be less than the Minimum Cash Amount, on the Closing Date, minus (iii) any Company Indebtedness (including finance leases), minus (iv) any accrued payroll as of the Closing Date, minus (v) any debt or liabilities owed by the Company or any subsidiaries of the Company to an Owner or its Affiliates, minus (vi) other payables not consisting of trade payables incurred in the ordinary course of business, and plus or minus (vii) the Working Capital Surplus (if any) or the Working Capital Deficit (if any), respectively (collectively, the sum of the items (i) through (vii), the “Adjusted Enterprise Value”).

(b)Payment of Purchase Price. The Purchase Price shall be payable in cash by the Buyer on the Closing Date in accordance with the Estimated Closing Date Statement, which shall include payment in cash by wire transfer of: (i) the Transaction Expenses to the identified third parties and (ii) the remainder of the Purchase Price to the Seller.
1.3Company Indebtedness. For purposes of this Agreement, “Company Indebtedness” shall mean (a) outstanding amounts owed by the Company under the JP Morgan Chase line of credit, (b) finance leases, and (c) outstanding amounts owed by the Company to the State of Michigan pursuant to a settlement with Medicaid, each of which will be set forth in the Estimated Closing Date Statement.
1.4Cash.The Buyer and Seller acknowledge and agree that it is intended that, upon the consummation of the Closing, the Seller shall keep no less than the Minimum Cash Amount (net of outstanding checks) remaining in the Company and any such amount remaining with the Company shall be included in the calculation of the Purchase Price in accordance with Section 1.2(a) above. The Company may distribute all cash (net of outstanding checks) over and above the Minimum Cash Amount, to Seller on or prior to the Closing Date, including, but not limited to, pursuant to satisfaction of any debt or liabilities owed by the Company or any subsidiaries of the Company to an Owner or its Affiliates.
1.5Closing Statement; Post-Closing Adjustments.
(a)Estimated Closing Date Statement. The Seller shall cause the Company to deliver to Buyer not less than two (2) Business Days prior to the Closing Date a statement setting forth the Purchase Price, the Working Capital calculations, which shall be calculated in a manner consistent with the illustrative example attached hereto as Exhibit C, and directions for payments described in Section 1.2(b) as of the Closing Date (the “Estimated Closing Date Statement”).
(b)Final Closing Date Statement. Buyer shall, within thirty (30) days following the Reconciliation Date, cause the Company to prepare and deliver to Seller a statement (the “Final Closing Date Statement”), setting forth its calculation of any necessary adjustments to the Estimated Closing Date Statement, which shall be calculated in a manner consistent with the illustrative example attached hereto as Exhibit C.
(c)Examination and Review.
(i)The Seller shall have thirty (30) days following receipt of the Final Closing Date Statement from Buyer (the “Closing Review Period”), to review the Final Closing Date Statement. During the Closing Review Period, the Seller and the Company’s accountants shall have full access to the books and records of the Company, the personnel of, and work papers prepared by, Buyer and/or Buyer’s Accountants to the extent that they relate to the Final Closing Date Statement and to such historical financial information (to the extent in Buyer's possession) relating to the Final Closing Date Statement as the Seller may reasonably request for the purpose of reviewing the Final Closing Date Statement and to prepare a Statement of Objections (as defined below), provided, that such access shall be in a manner that does not unreasonably interfere with the normal business operations of Buyer or the Company. If the Seller fails to deliver the Statement of Objections before the expiration of the Closing Review Period, the Final Closing Date Statement shall be deemed to have been accepted by the Seller.
(ii)On or prior to the last day of the Closing Review Period, the Seller may object to the Final Closing Date Statement by delivering to Buyer a written statement setting forth the Seller’s objections in reasonable detail, indicating each disputed item or amount and the basis for the disagreement therewith (the “Statement of Objections”). In such event, Buyer and Seller shall negotiate in good faith to resolve the objections within thirty (30) days after the delivery of the Statement of Objections and to agree to a Final Closing Date Statement.
(d)Payment of Post-Closing Adjustment. The Parties shall make all necessary payments as described in the Final Closing Date Statement (as modified by the process described in Section 1.5(c)) within ten (10) days following agreement to the Final Closing Date Statement. In the case of payment by Seller, such payment shall not result in a reduction to the Retention Amount.
1.6Tax Treatment. The Parties acknowledge and agree that, for U.S. federal (and, as applicable, state and local) income Tax purposes, (a) the Seller is intended to be the continuation of the tax partnership that was the Company prior to the Contribution, (b) the Company is intended to be treated as a disregarded entity following the Contribution, and (c) the acquisition of the Sale Units is intended to be treated in accordance with Revenue Ruling 99-5, situation 1, whereby the Seller is treated as having sold a sixty percent (60.0%) undivided interest in each asset of the Company (subject to its liabilities) to Buyer in exchange for the Purchase Price, and immediately thereafter, Buyer and Seller are deemed to have contributed their respective undivided interests in the assets of the Company (subject to its liabilities, if any) to a newly formed entity classified as a partnership for U.S. federal (and applicable state and local) income Tax purposes in exchange for an ownership interest in such partnership pursuant to a transaction intended to be governed by Section 721(a) of the Code. The parties agree to treat the transactions contemplated in this Agreement in the manner set forth in this Section 1.6 for all applicable Tax purposes, except as otherwise required by a “determination” as defined in Section 1313 of the Code (or a similar proceeding for purposes of corresponding provisions of state, local or foreign Law) or a good faith settlement with a Tax authority.
1.7Allocation of Purchase Price. Buyer and Seller agree to allocate the Purchase Price, any liabilities of the Company and all other relevant items required to be included under the Code among the assets of the Company in accordance with the methodology to be mutually agreed by the parties on or prior to the Closing Date or such other date mutually agreed by the Parties (the “Purchase Price Allocation”). No later than thirty (30) days following the finalization of the Final Closing Date Statement pursuant to Section 1.5, Buyer shall deliver Buyer’s determination of the Purchase Price Allocation to Seller Parties. If, within the ensuing twenty-one (21) days, a Seller Party does not object in writing to such determination, then such determination shall become final and binding on the parties. If, within such twenty-one (21) days, a Seller Party objects in writing to such determination, such writing setting forth Seller’s objections in reasonable detail, indicating each disputed item or amount and the basis for the disagreement therewith, then the parties shall, within the following thirty (30) days, attempt in good faith to resolve any such disputed items. In the event Seller Parties and Buyer do not agree regarding such disputed items, then the Parties shall jointly engage an accounting or similar firm that is mutually acceptable to both, to resolve such disputes (with the costs and expenses of such accounting or similar firm to be borne one-half by Seller Parties and one-half by Buyer) and modify the Purchase Price Allocation accordingly. The parties hereto agree to act (and cause their respective Affiliates to act) in accordance with such determination of the Purchase Price Allocation in the preparation, filing and audit of any Tax Return, and not to take (or permit any of their Affiliates to take) any Tax reporting position that is inconsistent with such Purchase Price Allocation, except as otherwise required by Law.
1.8Accounts Receivable.  For a period of nine (9) months after the Closing Date (the “Initial Collection Period”), the Company shall collect all accounts receivable owed to the Company prior to the Closing Date (the “Closing Receivables”) in accordance with the Company’s practices prior to the Closing regarding the collection of accounts receivable.  During the Initial Collection Period, the parties shall meet informally on approximately a monthly basis to discuss the status of the Company’s collection efforts of the Closing Receivables.  Within fifteen (15) days after the end of the Initial Collection Period, the Company shall provide to Buyer and Seller a statement (the “Closing Receivables Collection Statement”) setting forth the aggregate amount of Closing Receivables collected during the Initial Collection Period (the “Collected Receivables”).  If the Collected Receivables is less than the “Collection Threshold” (which shall be defined as the product of the Closing Receivables multiplied by ninety-five percent (95.0%)), then such deficit shall be a “Collection Shortfall.” Seller shall have a period of fifteen (15) days to object to the Closing Receivables Collection Statement by delivering a written notice to Company and Buyer. If the Company and Buyer do not receive such a notice from Seller and there is a Collection Shortfall, then the Closing Receivables Collection Statement shall be final and the Seller shall pay to the Company the Collection Shortfall within thirty (30) days. If the Company and Buyer receive a notice of objection from Seller, then Seller and Buyer shall negotiate in good faith to resolve any objection and, as necessary, resolve the dispute in accordance with Section 10.11.
2.	CLOSING
2.1Closing Date. Subject to the terms and conditions of this Agreement, the closing of the Transaction contemplated hereby (the “Closing”) shall take place on the Closing Date. The Closing shall take place via the exchange of documents and signatures via overnight courier, facsimile or other electronic transmission, effective as of 12:01 am on the Closing Date. The date of the Closing is hereinafter referred to as the “Closing Date.” The Closing Date shall be the second Business Day following the satisfaction (or waiver) of all of the conditions precedent set forth in Article 6 and Article 7 below (other than conditions which, by their nature, are to be satisfied on the Closing Date), or at such other time as the parties may agree in writing. All proceedings to be taken and all documents to be executed and delivered by all parties at the Closing will be deemed to have been taken and executed simultaneously and no proceedings will be deemed to have been taken nor documents executed or delivered until all have been taken, executed and delivered.
3.	REPRESENTATIONS, WARRANTIES AND COVENANTS OF SELLER

As an inducement to Buyer to enter into this Agreement and to consummate the transactions contemplated by this Agreement, the Seller represents, warrants and covenants to Buyer as hereafter set forth in this Article 3, and acknowledges that Buyer is relying upon such representations, warranties and covenants contained in this Article 3 as being true and correct as of the Effective Date, provided, that any qualifications and exceptions to such representations, warranties or covenants shall be set forth on a corresponding disclosure schedule attached hereto (each, a “Disclosure Schedule”). The Disclosure Schedules shall be numbered to correspond to the various Sections of this Agreement.

3.1Organization and Organization Documents.
(a)The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Michigan, and has the requisite power and authority to own or lease all of its assets, to own and operate the Business, and to carry on its business as now conducted or proposed to be conducted. The Company is qualified or licensed to do business in the jurisdictions in which it is required to be so qualified—such states being the States of Michigan and Ohio and such other places where Business is currently conducted. Except pursuant to this Transaction, the Company has no subsidiaries.
(b)Except as set forth on Schedule 3.1(b), the Company has not changed its name, been the surviving entity of a merger or consolidation, or acquired all or substantially all of the assets of any Person or entity.
(c)The Company has made available to Buyer and its counsel the charter or other organizational documents of the Company, the current Operating Agreement of the Company and all amendments thereto to date, and copies of any actions taken at any meetings of the members and/or board of managers or by the written consent of the members and/or board of managers of the Company since June 30, 2020.
3.2Capitalization. The Units are the only issued and outstanding equity interests of the Company and the Units have been duly authorized, are validly issued, fully paid and non-assessable, and are not subject to any capital calls or subscriptions. There are no outstanding subscriptions, options, rights, warrants, conversion rights, agreements or commitments of any kind obligating the Company to issue, acquire or transfer any interests of any kind in the Company including the Units. Except as set forth in Schedule 3.2, the Company has no outstanding or authorized profit unit equity appreciation, phantom equity, profit participation, or similar rights or plans.
3.3Ownership of Units. At Closing, the Seller shall own all of the Units beneficially and of record, free and clear of all liens, encumbrances, pledges, options, warrants, rights of first refusal, claims, charges and restrictions of any nature.
3.4Authority of Seller. Seller has full power and authority to enter into this Agreement and the other agreements, instruments and documents contemplated by this Agreement (the “Related Documents”), to consummate the transactions contemplated hereby, and to perform all obligations hereunder and thereunder. The execution, delivery and performance by Seller of this Agreement and the Related Documents has been duly and validly approved (and in the case of Company, by all necessary member approval). This Agreement and each Related Document to which Company or Seller is a party, upon its execution and delivery, constitutes the legal, valid and binding obligation of such party. The execution, delivery and performance of this Agreement and the Related Documents do not require the consent of or notice to any federal, state or local governmental authority except that notice must be provided to Medicare about change of ownership within thirty (30) days following the Closing Date or as set forth on Schedule 3.4. Neither the execution nor the delivery of this Agreement and the Related Documents nor the consummation of the Transaction will conflict with or result in any violation of or constitute a default under any term of the Company’s articles of organization, its operating agreement as amended at the Closing, or any judgment, decree, order, or award applicable to the Company. Schedule 3.4 also lists all material agreements by which the Company is bound pursuant to which the execution, delivery and performance of this Agreement and the Related Documents requires the consent of or notice to a third party, except for Payor Contracts. Neither the execution and delivery of this Agreement and the Related Documents nor the consummation of the transactions contemplated thereby will result in the creation of any lien, security interest, charge or encumbrance upon any of the assets of the Company except as a consequence to the Closing (the “Assets”), or result in the cancellation, modification, revocation or suspension of any material license, certificate, permit or authorization held by the Company, except as listed in Schedule 3.4.
3.5Title to Property. Except as set forth in Schedule 3.5 and any Permitted Liens, the Company has good and marketable title to all of its Assets, free and clear of all liens, claims, charges, encumbrances, leases, pledges, security interests, mortgages, defects in title, equities, covenants and other restrictions of any nature whatsoever. Schedule 3.5 also identifies all guaranties by the Seller of any debt relating to the Assets. All of such guaranties are valid and subsisting. True and correct copies of such guaranties have been furnished by the Company to Buyer.
3.6Real Property.
(a)The Company does not own any real property.
(b)Schedule 3.6(b) identifies and briefly describes the terms of all leases to which Company is a party covering any real property used by such Company. Schedule 3.6(b) also identifies all guaranties by the Seller or Owners of any such leases. All of such leases and guaranties are valid and subsisting. The consummation of the Transaction will not require the Company to obtain the consent or approval from any lessor, sub-lessor or sub-lessee who is a party to any of such leases, except as disclosed in Schedule 3.6(b). True and correct copies of such leases and guaranties have been furnished by the Company to the Buyer.
3.7Permits; Compliance with Laws and Litigation.
(a)Schedule 3.7(a) sets forth a complete and accurate list of all material authorizations, approvals, consents, certificates, licenses, permits or franchises of or from any Government Entity (as hereinafter defined) or pursuant to any Law (as hereinafter defined) (collectively, the “Permits”) that are used or held for use in, necessary for or otherwise relating to the Business. The Company holds all Permits necessary for the lawful conduct of the Business under and pursuant to all statutes, laws, ordinances, rules, orders, ordinances, or regulations (collectively, “Laws”) of any federal, state, local or foreign governmental department, commission, board, bureau, agency or instrumentality, including any federal or state courts (collectively, “Governmental Entity”), except where such failure would not have a Material

Adverse Effect. All Permits have been legally obtained and maintained and are valid and in full force and effect. The Company is duly licensed to conduct the Business as presently conducted in all states in which the Business is conducted and, is in compliance with all of the terms and conditions of such licenses, except for the failure of which would not have a Material Adverse Effect. There has been no material change in the facts or circumstances reported or assumed in the application for or granting of any Permits. No outstanding violations are or have been, recorded in respect of any of the Permits. No proceeding is pending and no notice has been received by the Company or Seller threatening, or to Seller’s Knowledge otherwise threatened, to suspend, revoke, withdraw, modify or limit any Permit, and, to Seller’s Knowledge, there is no fact, error or admission relevant to any Permit that would permit the suspension, revocation, withdrawal, modification, or limitation of, or result in the threatened suspension, revocation, withdrawal, modification of limitation of, or in the loss of any Permit, except as a consequence to the Closing.
(b)Each employee of the Company who is required to be licensed to perform his/her health care duties for the Company holds a valid and unrestricted license to practice or perform those health care duties in the state(s) where he or she performs such duties for the Company, and has held such a valid and unrestricted license for the purposes identified in this Section 3.7(b) at all times while employed , except where such failure would not have a Material Adverse Effect. In cases where the Company receives services from a third party entity that provides independent contractors (individuals) to the Company who are required to be licensed to perform health care duties, a binding written agreement requiring the third party entity to ensure licensure is in place.
(c)The Company and its Board of Managers and officers have operated the Company’s Business in compliance with all Permits and Laws, including but not limited to, those Laws that apply to regulatory matters primarily relating to patient healthcare, healthcare providers and healthcare services (including, without limitation, the Social Security Act, as amended, Sections 1128, 1128A and 1128B, 42 U.S.C. Sections 1320a-7, 7(a) and 7(b), including Criminal Penalties Involving Medicare or Medicaid, commonly referred to as the “Federal Anti-Kickback Statute” and the Social Security Act, as amended, Section 1877, 42 U.S.C. Section 1395nn (Prohibition Against Certain Referrals), commonly referred to as the “Stark Statute,” the statute commonly referred to as the “Federal False Claims Act,” the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), Durable Medical Equipment, Prosthetics Orthotics, and Supplies (“DMEPOS”) Supplier Standards and Quality Standards, state and local equivalents to such statutes and the rules and regulations issued pursuant thereto (collectively, as amended from time to time, “Healthcare Laws”), which are applicable to the Company, the Assets or the Company’s Business, except where such failure would not have a Material Adverse Effect. Except as set forth on Schedule 3.7(c), the Company has not received at its corporate address, and, to the Knowledge of Seller, there has been no written notice or other written communication from any Governmental Entity since October 31, 2013, regarding (i) any actual, alleged, possible, or potential violation of, or failure to comply with, any Healthcare Laws or any other applicable laws, rules, regulations, ordinances or administrative orders, or (ii) any actual, alleged, possible, or potential obligations on the part of any Company to undertake, or to bear all or any portion of the cost of, any remedial action of any nature. Except as set forth on Schedule 3.7(c), for the past five (5) years, the Company has not been served with any subpoenas, notices of investigation, or otherwise been provided with notice of any investigation from any Governmental Entity.

(d)All reports and schedules required to be filed by the Company with any Governmental Entity have been timely filed (except where such failure would not have a Material Adverse Effect) and all such claims, reports, schedules and/or returns are complete and accurate in all material respects. The Company has no liabilities to any payer with respect to claims submitted outside the ordinary course of business. The Company has maintained substantially all records required to be maintained by the Food and Drug Administration, Drug Enforcement Administration and State Board of Pharmacy and the Medicare and Medicaid programs and the laws of all other applicable federal, state and local Governmental Entities as required by applicable Healthcare Laws. To the Seller’s Knowledge, there are no presently existing circumstances relating to the operations of the Company or otherwise that would result or would be reasonably likely to result in material violation of any such Healthcare Laws, except as relates to the Permits and the Closing.
(e)There are no lawsuits, claims, proceedings or investigations pending or, to Seller’s Knowledge, threatened against, or affecting the Company, the Assets, the Business or the Seller, except as disclosed in Schedule 3.7(e). Neither the Company nor to Seller’s Knowledge, any of its employees, contractors or subcontractors have been convicted of, charged with or investigated for a Medicare, Medicaid or other Federal Health Care Program (as defined in 42 U.S.C. § 1320a-7b(f)) related offense, or convicted of, charged with or investigated for a violation of federal or state law relating to fraud, theft, embezzlement, breach of fiduciary duty or  responsibility, financial misconduct, obstruction of an investigation or controlled substances. Neither the Company nor, to Seller’s Knowledge, any of its employees, contractors or subcontractors have been excluded or suspended from participation in Medicare, Medicaid or any other Federal Health Care Program, or have been debarred, suspended or are otherwise ineligible to participate in federal programs. Neither the Company nor any of its employees, contractors or subcontractors have committed any offense which may reasonably serve as the basis for any such exclusion, suspension, debarment or other ineligibility. The Company has not arranged or contracted with any individual or entity that is suspended, excluded or debarred from participation in, or otherwise ineligible to participate in a Federal Health Care Program or other federal program. There are no lawsuits, claims, or proceedings pending in which Company is the plaintiff or claimant.
(f)There are no lawsuits, claims, suits, proceedings or investigations pending or, to the Seller’s Knowledge threatened, which involve the possibility of any judgment, order, award or other decision that might impair the ability of the Seller to perform its obligations under this Agreement, or might impair the quality of title to the Assets or the Units, or might adversely affect the normal operation of the Business, or might result in liability for damages or might otherwise adversely affect any Company’s right, title or interest in the Assets or the Business or the Seller’s right, title or interest in the Units.
3.8Financial Statements.
(a)Attached, as Schedule 3.8(a), are copies of the audited income statements, cash flow statements, and balance sheets of the Company for the years ended December 31, 2023 and December 31, 2024 and of the unaudited income statements, cash flow statements, and balance sheets of the Company for the interim period from January 1, 2025 through June 30, 2025 (collectively, the “Financial Statements”). The balance sheet dated June 30, 2025 shall be referred to as the “Most Recent Balance Sheet” and the income statement dated June 30, 2025 shall be referred to as the “Most Recent Income Statement” (and, together with the Most Recent Balance Sheet, the “Most Recent Financial Statements”). The Financial Statements are true, complete and correct and fairly present the financial condition and the results of operations of the Company in all material respects as of the respective dates and periods thereof. The assets of the Company include all of the assets of the Company reflected in the Most Recent Financial Statements and all assets acquired since the date of such Financial Statements, excepting only such assets as have been acquired or consumed in the ordinary course of business or those that have become obsolete or unnecessary to the Company. The Financial Statements: (i) are in accordance with the books and records of the Company, (ii) are consistently applied with prior periods and the accounting methods applied by the Company for tax purposes, excluding however, the Most Recent Financial Statements; and (iii) have been prepared on an accrual basis applied by the Company on a consistent basis.
(b)Except (i) to the extent reflected or reserved against in the Most Recent Balance Sheet or (ii) for unsecured current liabilities incurred since the date of the Most Recent Balance Sheet in the ordinary course of business, the Company has no liabilities or obligations, whether accrued, absolute, contingent or otherwise, whether due or to become due and whether the amounts thereof are readily ascertainable or not, or any unrealized or anticipated losses from any commitments of a contractual nature, including Taxes (as defined below) with respect to or based upon the transactions or events occurring prior to the Closing. The Company will not have any Indebtedness as of the Closing Date (other than Indebtedness set forth on the Most Recent Balance Sheet which shall specifically include Equipment Indebtedness set forth in Schedule 3.8(b) and auto loans). The Most Recent Balance Sheet does not contain receivables or any payables or loans due to or from the Company for amounts due to or from the Seller.
3.9Absence of Adverse Changes or Other Events. Except as set forth on Schedule 3.9, since the Most Recent Balance Sheet, the Company has not: (a) created or incurred any liability (absolute or contingent) other than in the Ordinary Course; (b) loaned any money or otherwise pledged the credit of the Company, or mortgaged, pledged or subjected to any lien or otherwise encumbered any of the Assets; (c) suffered any losses or any other event or condition of any character materially adverse to its business, or waived any rights of substantial value; (d) made any capital expenditures or capital additions or improvements other than in the ordinary course of business; (e) directly or indirectly purchased, retired, redeemed or otherwise acquired any interests in, the Units or other equity or ownership interests; (f) paid or promised to pay any bonuses or increased the compensation to any Company employee; (g) issued or sold any equity interests or rights, options or warrants to purchase its equity interests (other than as required by this Transaction) or any securities convertible into its equity interests or redeemed or made any agreement to redeem any of its outstanding equity interests; (h) become bound by or entered into any contract, commitment or transaction other than in the ordinary course of business; (i) entered into any contract or agreement to do or perform any of the foregoing actions; or (j) acquired or disposed of any Assets except in the ordinary course of business or pursuant to satisfaction of any debt or liabilities owed by the Company or any subsidiaries of the Company to an Owner or its Affiliates.

3.10Employees.
(a)The Company is not a party to any employment agreement, written or oral, which it cannot terminate at will without liability to the Company (assuming fulfillment of any accrued benefits or retirement plan distributions as listed in Schedule 3.10(b) and assuming compliance with all applicable laws and regulations, including, without limitation, anti-discrimination and equal employment opportunity and health care regulatory laws).
(b)Schedule 3.10(b) lists and briefly describes the Company’s pension, profit sharing, accrued benefit, retirement, or other employee benefit plans, and any health care, life insurance or other employee welfare plans and a copy of each such plan has been provided to the Buyer. Each such plan complies and has been administered in all material respects in accordance with all applicable Laws, including the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder or in connection therewith, and the Code, as applicable.
(c)The names, initials, titles and rates of compensation of all of the employees of the Company are listed in Schedule 3.10(c). Except as otherwise listed in Schedule 3.10(c), as of the Effective Date, no Company employee has informed the Company of his/her any intention to terminate his/her employment with the Company.
(d)The Company: (i) is not a party to any collective bargaining agreement, nor has the Company had any discussions or negotiations with any Person or group looking toward any such agreement; (ii) has not within the last five (5) years, experienced any strike, grievance, unfair labor practice claim or other labor difficulty; (iii) is unaware of any threatened strike, grievance, unfair practice claim or other labor difficulty, and there exists no reasonable basis for the assertion of any grievance or unfair labor practice claim or other charge or complaint against any Company by or before the National Labor Relations Board or any state, labor relations board or commission or representative thereof; (iv) is not aware of any filing by any employee or employee group seeking recognition as a collective bargaining representative or unit; and (v) has no reason to believe that any former employer of any of its employees is contemplating remedial action of any nature against such employee or the Company based on such employee having terminated the former employment and having become an employee of the Company. To the Seller’s Knowledge, the Company has complied in all material respects with all applicable Laws relating to labor or labor relations or employment, including, without limitation, any provisions thereof relating to equal employment opportunity, wages, hours, employee safety, immigration control, drug testing, termination pay, vacation pay, fringe benefits, collective bargaining and the payment and/or accrual of the same and all taxes, insurance and all other costs and expenses applicable thereto, and the Company is not liable for any arrearage, or any taxes, costs or penalties for failure to comply with any of the foregoing. The Company has not incurred any liabilities, penalties or other charges under the Worker Adjustment and Retraining Notification Act (“WARN”) or any similar state law.
3.11Intellectual Property.
(a)Company owns, and/or is properly and sufficiently licensed or otherwise possesses rights to use all: (i) trademarks and service marks (registered or unregistered), trade dress, trade names and other names and slogans embodying business goodwill or indications of origin, all applications or registrations in any jurisdiction pertaining to the foregoing and all goodwill associated therewith; (ii) inventions, technology, computer programs and software (including password unprotected interpretive code or source code, object code, development documentation, programming tools, drawings, specifications and data), and all applications and patents pertaining to the foregoing, including re-issues, continuations, divisions, continuations-in-part, renewals or extensions; (iii) trade secrets, including confidential and other non-public information; (iv) writings, designs, software programs, mask works or other works, applications or registrations in any jurisdiction for the foregoing and all moral rights related thereto; (v) databases and all database rights; (vi) internet websites, domain names and applications and registrations pertaining thereto; and (vii) to the Seller’s Knowledge, other intellectual property rights (“Company Intellectual Property”) that are used in the Business as currently conducted.
(b)There are no infringements of any Company Intellectual Property by any third party and, to the Knowledge of Seller, the conduct of the Business as currently conducted or as currently planned to be conducted does not infringe any proprietary right of a third party.
(c)Schedule 3.11(c) sets forth a complete list of all patents, trademarks, registrations and pending registration applications pertaining to the Company Intellectual Property owned by the Company (collectively, the “Registered Intellectual Property”). All such Registered Intellectual Property is owned by the Company free and clear of liens or encumbrances of any nature, except as listed in Schedule 3.11(c).
(d)Schedule 3.11(d) sets forth a complete list of all licenses, sublicenses and other agreements in which either Company has granted rights to any Person or entity to make, use, sell, distribute or service any products or services which utilize or incorporate the Company Intellectual Property and a separate list of all material licenses, sublicenses and other agreements in which Company has received rights from any Person to use the Company Intellectual Property (the “Licensed Intellectual Property”). As a result of the execution and delivery of this Agreement or any of the Related Documents or the performance of its obligations under this Agreement or the Related Documents, neither Company nor Seller shall be in breach of any license, sublicense or other agreement relating to the Licensed Intellectual Property.
(e)The Company owns or has properly and sufficiently licensed or otherwise has the right to use all computer software currently used by the Company in the Business.
3.12Customer Contracts and Business Documents. All of the Customer Contracts and Business Documents that are material to the Business are listed in Schedule 3.12. Other than the material Customer Contracts and the material Business Documents set forth on Schedule 3.12, the real property leases set forth on Schedule 3.6(b) (the “Real Property Leases”), the licenses, sublicenses and other agreements set forth on Schedule 3.11(d) (the “IP Licenses”), and the agreements set forth on Schedule 3.14 (the “Other Contracts” and together with the material Customer Contracts, the material Business Documents and the IP Licenses, the “Company Contracts”), Company does not have any other presently existing material contracts, agreements, leases, or commitments, whether written or oral, affecting or relating to the Business, except for Payor Contracts. All of the material Company Contracts are valid and enforceable against the Company and are in full force and effect in accordance with their terms, and the consummation of the Transaction will not require obtaining the consent of or providing notice to any party to such Company Contract, except as described in Schedule 3.4, Schedule 3.6(b), Schedule 3.12, or Schedule 3.14. The Company has delivered or made available copies of all of the Company Contracts to the Buyer as of the Effective Date, except as described in Schedule 3.4, Schedule 3.6(b), Schedule 3.12, or Schedule 3.14. The Business and all equipment used in connection with it are now being utilized, operated and maintained, in all material respects, in conformity with the Company Contracts. The Company has not at any time in any manner failed to so utilize, operate and maintain the Business in a manner that could now or hereafter result in cancellation or termination of any of the Company Contracts or in liability for damages under any of the Company Contracts, except as described in Schedule 3.4, Schedule 3.6(b), Schedule 3.12, or Schedule 3.14, nor has either Company or, to the Seller’s Knowledge, the other party(s) to such Company Contracts, defaulted in its obligations pursuant to any of the Company Contracts, which default could result in the cancellation of any Company Contract or adversely affect the rights of such Company under such Company Contract. To Seller’s Knowledge, no party has indicated its intent to cancel any of the Company Contracts. The Company is not a party to any franchise, license, distributor or other similar type of agreement.
3.13Broker or Finder. The Company retained the Braff Group as its broker and the Seller is responsible for the payment of such broker fees, which will be paid as a Transaction Expense as set forth in Section 1.2(b).
3.14Contracts. Except as set forth in Schedule 3.14, the Company is not a party to or bound by any written or oral: (a) agreement or understanding not made in the ordinary course of the Business, except for Payor Contracts and agreements otherwise disclosed in the Schedules to this Agreement; (b) contract for personal services not terminable at will without liability to the Company; (c) continuing contract for the future purchase of materials, supplies, machinery or other equipment; (d) contracts or commitments for capital expenditures in excess of $50,000 in the aggregate; (e) loan, credit or financing agreements, including all agreements for any commitments for future loans, credit or financing; or (f) guarantee or suretyship agreement. Schedule 3.14 also identifies all guaranties by the Seller and Affiliates thereof relating to the Business and any Assets of the Company. All of such guaranties are valid and subsisting. True and correct copies of such guaranties have been furnished by the Company to the Buyer.
3.15Insurance.
(a)Schedule 3.15 lists and describes all insurance policies currently insuring any of the Assets or relating to the Business. All such policies are on (and for the applicable statute of limitations period plus one year have been on) an “occurrence basis,” which means, for example, that if a claim arose after the Closing Date for an event which occurred prior to the Closing Date, the applicable Company’s insurance policy in existence on the date such event occurred would cover such claim. All such policies are in full force and effect and the Company has not received any notice of cancellation with respect thereto. Except as disclosed in Schedule 3.15, during the past five (5) years, (i) no application by Company for insurance with respect to the Assets or the Business has been denied for any reason, and (ii) Company has had no claim made against it by any customer that would adversely affect such Company’s insurance rating. Attached to Schedule 3.15 is a copy of Company’s insurance claims history for the past five (5) years for each of the policies listed in Schedule 3.15 as well as for any claims that were self-insured.

(b)All policies to which Company is a party or that provide coverage to members, managers or officers of the Company: (i) taken together, provide adequate insurance coverage for the Assets and the operations of the Company for all risks normally insured against by a company carrying on the same business or businesses as the Company; (ii) are sufficient for compliance with all applicable Laws, rules, regulations and orders and all material Customer Contracts and Business Documents; and (iii) will continue in full force and effect following the consummation of the Transaction, excepted as described in Schedule 3.4.
3.16Environmental Matters. Other than storage and sale of oxygen in the ordinary course of business, Company has not used, generated, stored or disposed of any Hazardous Materials on any property owned, occupied or leased by either Company or any of its Affiliates. To Seller’s Knowledge, no Hazardous Materials have been used, generated, stored or disposed of by any previous owner or other third party on any property owned, occupied or leased by any Company or any of its Affiliates.
3.17Accounts Receivable. All accounts receivable of the Company that are reflected on the Most Recent Balance Sheet or on the accounting records of the Company as of the Closing Date (collectively, the “Accounts Receivable”) represent or will represent valid obligations arising from sales actually made or services actually performed in the ordinary course of business. Schedule 3.17 contains a complete and accurate list of all Accounts Receivable as of the date of the Most Recent Balance Sheet, which list sets forth the aging of such Accounts Receivable, including those receivables which have been outstanding for more than one hundred eighty (180) days.
3.18Banks, Officers and Powers of Attorney. Schedule 3.18 lists: (a) all banks (with account numbers) in which Company has an account or safe deposit box and the names of all persons authorized to draw thereon or have access thereto; (b) the names of all incumbent directors and officers of the Company; and (c) the names of all persons holding powers of attorney from the Company and a summary statement of the terms thereof.
3.19Certain Business Relationships with Affiliates. Except as disclosed in Schedule 3.19, the Seller: (a) does not own any property or right, tangible or intangible, which is used in the Business, (b) does not have any claim or cause of action against the Company, (c) does not owe any money to and is not owed money by Company other than as may be reflected on the Most Recent Balance Sheet or for expenses required to be reimbursed in the ordinary course of business, (d) does not have and has not had any ownership, leasehold or other interest, whether direct or indirect, in any customer of the Business, (e) is not and has not been employed in any sales or management position, whether directly or indirectly, by any customer of the Business, and (f) is not and has not been able to control or authorize the purchase or procurement of any pharmacy or home health care services or related products by any customer from the Business.
3.20Questionable Payments. Neither the Company, nor any of its directors, officers, agents, employees or other Person or entity associated with or acting on behalf of the Company, directly or indirectly, has: (i) used any of the Company’s funds for unlawful contributions, gifts, entertainment or other unlawful payments or expenses relating to political activity, (ii) made any direct or indirect unlawful payments to government officials or employees, or foreign government officials or employees, from Company funds, (iii) established or maintained any unlawful or unrecorded fund of Company monies or other assets, (iv) made any false or fictitious entries on the books of account of the Company or (v) made or received any bribe, payoff, or other influence payment.
3.21Medicare and Medicaid Program Participation. Company (a) is currently participating in good standing with the Medicare and applicable Medicaid Programs in the geographic areas in which such Company conducts the Business, (b) is eligible to receive payment under those Programs for which such Company is a participating provider, (c) and is a party to valid provider agreements related to such programs. Company has obtained and maintains a Medicare Provider Transaction Number (“PTAN”) and Medicaid provider numbers as necessary for the Business. Schedule 3.21 contains a list of all PTAN and Medicaid provider numbers held by the Company. Neither the Company nor Seller has received any notice indicating that such participation may be terminated or withdrawn and neither has any reason to believe that such qualification may be terminated or withdrawn. Except as set forth in Schedule 3.21, there are no material pending appeals, overpayment determinations, adjustments, challenges, audits, litigation or notices of intent to open Medicare or Medicaid claim determinations or other reports required to be filed by the Company. The Company shall conduct a search of relevant databases as they exist prior to the Closing Date to confirm that no member, officer, board member, or employee of the Company is identified as “excluded individuals or entities” as said term is defined by Section 1128(a) of the Social Security Act (codified at 42 U.S.C. Section 1320a-7).
3.22Tax Matters.
(a)The Company has timely filed or caused to be timely filed or will timely file or cause to be timely filed with the appropriate taxing authorities all material returns, statements, forms and reports for Taxes that are required to be filed by, or with respect to, the Company on or prior to the Closing Date (the “Returns”). The Returns have accurately reflected and will accurately reflect in all material respects all liability for Taxes of the Company for the periods covered thereby. The Company has paid all material Taxes due and owning by it on or before the date on which such Taxes were due.
(b)All material Taxes which the Company is (or was) required by law to withhold or collect have been duly withheld or collected, and have been or will be timely paid over to the proper authorities to the extent due and payable.
(c)The Company is not and has never been a publicly traded partnership for United States federal income tax purposes.
(d)The Company is not liable for any amounts in respect of Taxes imposed on or with respect to any other Person or entity, whether by law or by contract (other than a contract not primarily relating to Taxes).
(e)No United States federal, state or local or foreign audits, examinations, investigations or other administrative proceedings or court proceedings are currently pending or, to the Seller’s Knowledge, threatened with regard to any income Tax or any other material Tax of, or any income Return or other material Return filed by or on behalf of, the Company. There is no material claim against the Company for any Tax, and no assessment, deficiency or adjustment has been asserted, proposed or threatened in writing that has not been fully resolved with respect to any Return or Tax with respect to the Company.
(f)There are no outstanding waivers, extensions or comparable consents regarding the application of the statute of limitations with respect to any Taxes or Returns of the Company (other than ordinary course automatic extensions of Returns).
(g)No closing agreements, private letter rulings or technical advice memoranda or similar agreements or rulings with respect to Taxes have been entered into or issued by any taxing authority with respect to the Company.
(h)No power of attorney has been granted by or with respect to the Company with regard to any material matters relating to Taxes, except for the tax preparation professionals and payroll professionals retained by the Company.
(i)No taxing authority has asserted that the Company should be filing Returns in any jurisdiction where the Company has not been filing Returns.
(j)The Company has not participated in any (i) “tax shelter” within the meaning of Section 6111 of the Code (as in effect prior to the enactment of Public Law 108-357) (or any comparable laws of jurisdictions other than the United States) or (ii) “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4 (as in effect at the relevant time) (or any comparable laws of jurisdictions other than the United States).
(k)No tax is or will be required to be withheld under Section 1445 of the Code as a result of the acquisition of the Units by the Buyer pursuant to this Agreement.
(l)Since January 1, 2013, the Company has been, for federal (and, where applicable, state and local) income Tax purposes, properly treated as a partnership. The Company is not a successor (whether by merger, liquidation, conversion or otherwise) to any Person that at any time was taxable as a “corporation” for federal, state or local Income Tax purposes.
(m)For the purposes of this Agreement, “Tax” or “Taxes” means all taxes, assessments, charges, duties, fees, levies or other governmental charges, including, without limitation, all federal, state, local, foreign and other income, franchise, profits, capital gains, membership interest, transfer, sales, use, occupation, property, excise, severance, windfall profits, stamp, license, payroll, withholding and other taxes, assessments, charges, duties, fees, levies or other governmental charges of any kind whatsoever (whether payable directly or by withholding and whether or not requiring the filing of a Return), all estimated taxes, deficiency assessments, additions to tax, penalties and interest and shall include any liability for such amounts as a result either of being a member of a combined, consolidated, unitary or affiliated group or of contractual obligations to indemnify any Person or other entity.
3.23Billing Practices. All billing practices of the Company with any commercial insurance payor, managed care plan, other prepaid plan, health care service plan or other third party payor, including any Governmental Entity payor or private payor (collectively “Payors”), are and have been in material compliance with all applicable Laws and/or billing guidelines of the Programs and the Payors, except as described in Schedule 3.23. The Company has not intentionally billed or received any payment or reimbursement in excess of amounts allowed by applicable Law or contract. There are no claims, actions, or appeals pending before any commission, board or agency, including, without limitation, any fiscal intermediary or carrier or the Centers for Medicare & Medicaid Services (“CMS”), with respect to any state or federal Medicare or Medicaid claims filed on behalf of such Company.
3.24Certain Actions. Except as set forth on Schedule 3.24, the Company is not a party to a corporate integrity agreement with the Office of the Inspector General of the Department of Health and Human Services or any other Governmental Entity, or has any reporting obligations pursuant to any settlement agreement entered into with any Governmental Entity.
4.	REPRESENTATIONS, WARRANTIES AND COVENANTS OF BUYER

As an inducement to the Seller Parties to enter into this Agreement and to consummate the transactions contemplated by this Agreement, Buyer represents, warrants and covenants to the Seller Parties as hereafter set forth in this Article 4, and acknowledge that Seller Parties are relying upon such representations, warranties and covenants contained in this Article 4 as being true and correct as of the Effective Date:

4.1Organization. Buyer is a corporation duly incorporated and organized, validly existing and in good standing under the laws of the State of Delaware. Buyer is duly qualified to do business, and is in good standing, in each jurisdiction in which the character of the properties owned or leased by it or in which the conduct of its business requires it to be so qualified, except where the failure to be so qualified or to be in good standing would not have a material adverse effect on Buyer.
4.2Authority of Buyer. Buyer has full corporate power and authority to enter into this Agreement and the Related Documents, to consummate the transactions contemplated hereby and thereby and to perform its obligations hereunder and thereunder, and the board of directors of Buyer has determined it to be in the best interest of the corporation to consummate the Transaction. The execution, delivery and performance by the Buyer of this Agreement and the Related Documents have been duly and validly approved by all necessary corporate action. This Agreement and each Related Document to which Buyer is a party, upon its execution and delivery, constitutes the legal, valid and binding obligation of Buyer. Neither the execution and delivery of this Agreement and the Related Documents nor the consummation of the transactions contemplated hereby and thereby will conflict with or result in any violation of or constitute a default under any term of the Articles of Incorporation or equivalent charter document or Bylaws of Buyer or any agreement, mortgage, debt instrument, indenture or other instrument, judgment, decree, order, award, law or regulation by which each Buyer is bound.
4.3Efforts; Cooperation. Upon the terms and subject to the conditions set forth in this Agreement, Buyer agrees to use its best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties hereto in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement and to obtain satisfaction or waiver of the conditions precedent to the consummation of the transactions contemplated hereby, including: (a) obtaining all of the necessary consents from governmental authorities and other third parties and the making of all filings and the taking of all steps as may be necessary to obtain consent from, or to avoid an action by, any Governmental Entity; (b) the defending of any actions, whether judicial or administrative, challenging this agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed; and (c) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.

4.4Investment Intent. The Sales Units are being acquired for Buyer’s own account and not with the view to, or for resale in connection with, any distribution or public offering thereof within the meaning of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder. Buyer is an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended.

4.5No Conflict; Required Filings and Consent.

(a)Neither the execution and delivery of this Agreement by Buyer, nor the consummation by Buyer of the transactions contemplated hereby, nor compliance by Buyer with any of the provisions hereof, will: (i) conflict with or result in a breach of any provisions of the certificate of incorporation, certificate of formation, bylaws or limited liability company agreement (or equivalent organizational documents) of Buyer; (ii) constitute or result in the breach, in any material respect, of any material contract or instrument to which Buyer is a party or by which Buyer or any of Buyer’s material properties or assets are subject, and that would, in any such event, be reasonably expected to materially impair Buyer’s ability to consummate the transactions contemplated hereby; or (iii) violate any legal order or law applicable to Buyer or any of Buyer’s respective properties or assets.

(b)No consent is required to be obtained by Buyer for the consummation by Buyer of the transactions contemplated by this Agreement that if not obtained would have a material adverse effect on Buyer.

4.6Independent Investigation; No Reliance. In connection with its investment decision, Buyer or its representatives have inspected and conducted such reasonable independent review, investigation and analysis (financial and otherwise) of the Company as desired by Buyer. The acquisition of the Sales Units and the other transactions contemplated hereby by Buyer are not done in reliance upon any representation or warranty by, or information from, the Seller Parties, the Company or any of their respective Affiliates, employees or representatives, whether oral or written, express or implied, including any implied warranty of merchantability or of fitness for a particular purpose, except for the representations and warranties specifically and expressly set forth in Article 3 (as modified by the Schedules), and Buyer acknowledges that the Seller Parties and the Company expressly disclaim any other representations and warranties and Buyer hereby expressly disclaims any reliance on such other representations and warranties. Such acquisition and such other transactions are instead done entirely on the basis of Buyer’s own investigation, analysis, judgment and assessment of the present and potential value and earning power of the Company, as well as those representations and warranties by the Company and the Seller Parties, as applicable, specifically and expressly set forth in Article 3 (as modified by the Schedules).

Buyer acknowledges that none of the Seller Parties nor the Company have made any representations or warranties to Buyer regarding the probable success or profitability of the Company and Buyer hereby expressly disclaim any reliance on such other representations and warranties. Buyer further acknowledges that none of the Seller Parties, the Company nor any other Person has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Company, its business or the transactions contemplated by this Agreement not specifically and expressly set forth in Article 3 (as modified by the Schedules), and none of the Seller Parties, the Company nor any other Person will have or be subject to any liability to Buyer or any other Person resulting from the distribution to Buyer or its representatives or Buyer’s use of any such information, including any confidential information memoranda distributed on behalf of the Company relating to its business or other publications or data room (including any electronic or “virtual” data room) information provided or made available to Buyer or its representatives, or any other document or information in any form provided or made available to Buyer or its representatives, including management presentations, in connection with the acquisition of the Sales Units and the transactions contemplated hereby.

4.7Reserved

4.8Solvency. After giving effect to the transactions contemplated by this Agreement, Buyer and the Company: (a) will be solvent (in that both the fair value of their assets will not be less than the sum of their liabilities and that the present saleable value of their assets will not be less than the amount required to pay their probable liabilities as they become absolute and matured); (b) will have adequate capital with which to engage in their business; and (c) will not have incurred and will not plan to incur liabilities beyond their ability to pay as they become absolute and matured.

4.9Legal Proceedings. There are no legal actions pending or, to the knowledge of Buyer (or its parent companies), threatened against or affecting Buyer (or its parent companies) that, if adversely decided, would have a material adverse effect on Buyer (or its parent companies) or prevent the consummation of the transactions contemplated by this Agreement.

4.10No Brokers. No broker, finder or similar agent has been employed by or on behalf of Buyer, and no Person with which Buyer has had any dealings or communications of any kind is entitled to any brokerage commission, finder’s fee or any similar compensation in connection with this Agreement or the transactions contemplated hereby.

4.11Foreign Person. Buyer is not a “Foreign Person” as that term is defined at 31 C.F.R. § 800.224.

4.12Compliance with Laws and Litigation.

(a)The Buyer and its Affiliates, and their managers  and officers have operated in compliance with all Laws, including but not limited to, the Healthcare Laws, which are applicable to the Buyer, except where such failure would not have a material adverse effect. To the knowledge of Buyer, the Buyer has not received at its corporate address, and the Buyer has no knowledge of any written notice or other written communication from any Governmental Entity since October 31, 2013, regarding (i) any actual, alleged, possible, or potential violation of, or failure to comply with, any Healthcare Laws or any other applicable laws, rules, regulations, ordinances or administrative orders, or (ii) any actual, alleged, possible, or potential obligations on the part of Buyer to undertake, or to bear all or any portion of the cost of, any remedial action of any nature. The Buyer has not been served with any subpoenas, notices of investigation, or otherwise been provided with notice of any investigation from any Governmental Entity.

(b)All reports and schedules required to be filed by Buyer or its Affiliates with any Governmental Entity have been timely filed (except where such failure would not have a material adverse effect) and all such claims, reports, schedules and/or returns are complete and accurate in all material respects. The Buyer and its Affiliates have no liabilities to any payer with respect to claims submitted outside the ordinary course of business. The Buyer and its Affiliates have maintained substantially all records required to be maintained by the Food and Drug Administration, Drug Enforcement Administration and State Board of Pharmacy and the Medicare and Medicaid programs and the laws of all other applicable federal, state and local Governmental Entities as required by applicable Healthcare Laws. To the actual knowledge of Buyer’s officers, there are no presently existing circumstances relating to the operations of the Buyer or its Affiliates that would result or would be reasonably likely to result in material violation of any such Healthcare Laws.
(c)There are no lawsuits, claims, proceedings or investigations pending or, to Buyer’s knowledge, threatened against, or affecting the Buyer (or its parent companies), except as disclosed in Schedule 4.12(c). Neither the Buyer nor to Buyer’s knowledge, any of its employees, contractors or subcontractors have been convicted of, charged with or investigated for a Medicare, Medicaid or other Federal Health Care Program (as defined in 42 U.S.C. § 1320a-7b(f)) related offense, or convicted of, charged with or investigated for a violation of federal or state law relating to fraud, theft, embezzlement, breach of fiduciary duty or responsibility, financial misconduct, obstruction of an investigation or controlled substances. Neither the Buyer nor, to Buyer’s knowledge, any of its employees, contractors or subcontractors have been excluded or suspended from participation in Medicare, Medicaid or any other Federal Health Care Program, or have been debarred, suspended or are otherwise ineligible to participate in federal programs. Neither the Buyer nor any of its employees, contractors or subcontractors have committed any offense which may reasonably serve as the basis for any such exclusion, suspension, debarment or other ineligibility. The Buyer has not arranged or contracted with any individual or entity that is suspended, excluded or debarred from participation in, or otherwise ineligible to participate in a Federal Health Care Program or other federal program. There are no lawsuits, claims, or proceedings pending in which Buyer is the plaintiff or claimant.

4.13Billing Practices. All billing practices of Buyer and its Affiliates with any Payors, are and have been in material compliance with all applicable Laws and/or billing guidelines of the programs and the Payors. The Buyer and its Affiliates have not intentionally billed or received any payment or reimbursement in excess of amounts allowed by applicable Law or contract. There are no claims, actions, or appeals pending before any commission, board or agency, including, without limitation, any fiscal intermediary or carrier or CMS, with respect to any state or federal Medicare or Medicaid claims filed on behalf of Buyer or its Affiliates.

4.14Certain Actions. Except as set forth on Schedule 4.14, the Buyer and its Affiliates are not a party to any corporate integrity agreement with the Office of the Inspector General of the Department of Health and Human Services or any other Governmental Entity, or have any reporting obligations pursuant to any settlement agreement entered into with any Governmental Entity.
5.	TERMINATION
5.1Termination. Notwithstanding any other provision of this Agreement, this Agreement may be terminated at any time prior to the Closing:
(a)by the mutual written consent of Buyer and the Seller;
(b)by Buyer or Seller, upon written notice to the other party, if the transactions contemplated by this Agreement have not been consummated on or prior to September 15, 2025 or such later date, if any, as Buyer and Seller agree upon in writing (the “Termination Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 5.1(b) is not available to any party hereto whose breach of any provision of this Agreement results in or causes the failure of the transactions contemplated by this Agreement to be consummated by such time as a result of the failure of a condition to the consummation of the transactions contemplated by this Agreement as provided in Article 6 or Article 7, as applicable;
(c)by Buyer or Seller, upon written notice to the other party, if a Governmental Entity of competent jurisdiction has issued an order or any other action permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, and such order has become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 5.1(c) is not available to any party hereto whose breach of any provision of this Agreement results in or causes such order or other action;
(d)by the Seller if: (i) Buyer has breached or failed to perform any of its covenants or other agreements contained in this Agreement to be complied with by Buyer such that the closing condition set forth in Article 7 would not be satisfied; or (ii) there exists a breach of any representation or warranty of Buyer contained in this Agreement such that the closing condition set forth in Article 7 would not be satisfied, and, in the case of clauses (i) and (ii) of this Section 5.1(d), such breach or failure to perform is not cured within thirty (30) days after Buyer’s receipt of written notice thereof from the Seller or is incapable of being cured by Buyer by the Termination Date; or
(e)by Buyer if: (i) the Seller or the Company has breached or failed to perform any of their covenants or other agreements contained in this Agreement to be complied with by them such that the closing condition set forth in Article 6 would not be satisfied; or (ii) there exists a breach of any representation or warranty of the Seller or the Company contained in this Agreement such that the closing condition set forth in Article 6 would not be satisfied, and, in the case of clauses (i) and (ii) of this Section 5.1(e), such breach or failure to perform is not cured within thirty (30) days after the Seller’s receipt of written notice thereof from Buyer or is incapable of being cured by the Company or the Seller by the Termination Date.
5.2Effect of Termination. In the event of termination of this Agreement pursuant to Section 5.1 by either Buyer or the Seller, this Agreement will become void and have no effect, without any liability or obligation on the part of Buyer, the Company or the Seller, other than the provisions of this Section 5.2, Section 6.7 and Article 10, which will survive any termination of this Agreement; provided, however, that nothing herein will relieve any party hereto from any liability for fraud or any pre-termination willful and deliberate breach by such party of its covenants or agreements set forth in this Agreement
6.	CONDITIONS PRECEDENT TO OBLIGATIONS OF BUYER

The obligations of Buyer to consummate the transactions contemplated hereby are subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Buyer in whole or in part); provided, however Buyer may not rely on the failure of any condition set forth in this Article 6, as the case may be, to be satisfied if such failure was caused by Buyer’s failure to comply with its obligations to consummate the transactions contemplated by this Agreement as required by and subject to Section 4.3:

6.1Buyer’s Satisfaction by Due Diligence. This Agreement is, in all respects, conditional upon the Buyer being satisfied with the results of (i) Buyer’s tax review being conducted by RSM and (ii) Buyer’s quality of earnings review being conducted by KPMG.
6.2Accuracy of Representations and Warranties. Each of the representations and warranties of the Seller in this Agreement must have been accurate in all material respects as of the Effective Date and must be accurate as of the Closing Date as if made on the Closing Date.
6.3Seller’s Performance. All of the covenants and obligations that Seller is required to perform or to comply with pursuant to this Agreement at or prior to the Closing must have been duly performed and complied with in all material respects.
6.4Documents, Certificates and Other Items. The Seller Parties will have delivered or caused to be delivered to Buyer:
(a)A duly executed assignment of the Sales Units in form and substance satisfactory to Buyer;
(b)A current Certificate of Good Standing issued by the Secretary of State of the State of Michigan, such certificate dated not more than fifteen (15) days from the Closing Date;
(c)A certificate signed by an officer of the Company certifying (i) a true and complete copy of the Company’s articles of organization, (ii) a true and complete copy of the Company’s operating agreement, and (iii) resolutions of the managers and members of the Company and the Seller approving and authorizing the Company’s and Seller’s execution of this Agreement and the Related Documents and the Company’s and Seller’s performance of its obligations under this Agreement and the Related Documents;

(d)A certificate signed by the Seller and an officer of the Company, stating that the conditions specified in Section 6.2 and Section 6.3 have been satisfied;
(e)An executed Amended and Restated Operating Agreement of the Company in the form attached hereto as Exhibit A (the “Operating Agreement”);
(f)An Administrative Support Services Agreement executed and delivered by the Company and Buyer in the form attached hereto as Exhibit B (the “ASSA”);
(g)An IRS Form W-9 executed by Seller;
(h)An Estimated Closing Date Statement in form mutually agreed by Buyer and Seller setting forth the payments to be made on the Closing Date; and
(i)All other documents and instruments required under this Agreement or reasonably requested by Buyer in connection with the consummation of the transactions contemplated by this Agreement.
6.5Adverse Change. Since the date of the Most Recent Balance Sheet, there has been no Material Adverse Change.
6.6Adverse Orders. None of the Parties hereto will be subject to any order of a court of competent jurisdiction that prohibits the consummation of the transactions contemplated by this Agreement.
6.7Financing.
(a)The obligations of Buyer to consummate the transactions contemplated by this Agreement are expressly conditioned upon Buyer having obtained, on or before the Closing Date, debt financing under its existing credit facility (the “Buyer Loan Facility”), on terms and conditions satisfactory to Buyer in its sole discretion, in an amount sufficient to enable Buyer to pay the Purchase Price and consummate the transactions contemplated by this Agreement (the "Financing"). Buyer shall use commercially reasonable efforts to obtain such Financing under its existing credit facility. In the event that Buyer is unable to obtain the Financing under its existing credit facility on or before the Closing Date, Buyer may terminate this Agreement by providing written notice to Seller, and upon such termination, this Agreement shall become null and void and of no further force or effect, except as otherwise expressly provided herein.
(b)In the event that Buyer (i) fails to obtain an amount sufficient to enable Buyer to pay the Purchase Price prior to September 15, 2025 and does not close the transaction; (ii) terminates this Agreement pursuant to this Section 6.7; or (iii) fails to close the Transaction pursuant to Section 6.1, Buyer shall pay to the Company a fee of Two Hundred Fifty Dollars ($250,000) (the “Closing Failure Fee”) by wire transfer of immediately available funds within two (2) business days. The Parties acknowledge that (i) the Closing Failure Fee is not a penalty but is liquidated damages in a reasonable amount that will compensate the Company in circumstances in which the Closing Failure Fee is payable, which amount would otherwise be impossible to calculate with precision and (ii) in no event shall Buyer be required to pay the Closing Failure Fee on more than one occasion.  This Section 6.7 shall survive any termination of this Agreement resulting from subsection (i), (ii), or (iii) hereunder.
(c)The Parties acknowledge and agree that upon consummation of the transactions contemplated by this Agreement, the Buyer will contemporaneously draw on the Buyer Loan Facility to repay in full the Company’s existing credit facility with JPMorgan Chase Bank, N.A. (which credit facility will be terminated).
7.	CONDITIONS PRECEDENT TO OBLIGATIONS OF SELLER

The obligations of the Seller Parties to consummate the transactions contemplated hereby are subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Seller, in whole or in part):

7.1Intentionally Omitted.
7.2Accuracy of Representations and Warranties. Each of the representations and warranties of the Buyer in this Agreement must have been accurate in all material respects as of the Effective Date and must be accurate as of the Closing Date as if made on the Closing Date.
7.3Buyer’s Performance. All of the covenants and obligations that Buyer is required to perform or to comply with pursuant to this Agreement at or prior to the Closing must have been duly performed and complied with in all material respects.
7.4Documents, Certificates and Other Items. Buyer will have delivered the following to Seller:
(a)All of the documents or instruments required to be delivered by the Buyer under this Agreement;
(b)All other documents and instruments reasonably required by the Seller Parties in connection with the consummation of the transactions contemplated by this Agreement;
(c)A certificate signed by an officer of the Buyer stating that the conditions specified in Sections 7.2 and 7.3 have been satisfied;
(d)The Operating Agreement signed by Buyer;
(e)The ASSA signed by Buyer;
(f)A copy of the Closing Statement; and
(g)All other documents and instruments required under this Agreement or reasonably requested by the Seller in connection with the consummation of the transactions contemplated by this Agreement.
7.5Adverse Change. Since the Effective Date, there has been no material adverse change in the Buyer’s business.

7.6Adverse Orders. None of the Parties hereto will be subject to any order of a court of competent jurisdiction that prohibits the consummation of the transactions contemplated by this Agreement.
8.	INDEMNIFICATION
8.1Indemnification by the Seller.
(a)The Seller hereby agrees to indemnify and hold harmless Buyer and its respective past, present and future employees, directors, officers, managers and agents from, against and with respect to any and all damage, loss, deficiency, expense (including any reasonable attorney and accountant fees, legal costs or expenses), action, suit, proceeding, demand, assessment or judgment to or against Buyer, together with its respective past, present and future employees, directors, officers, managers, agents, attorneys, successors and assigns, (collectively, “Buyer’s Aggregate Net Loss”) arising out of or resulting from:
(i)Any breach or inaccuracy of any representation or warranty of the Seller contained in this Agreement;
(ii)Any claim by a third party asserting any ownership interest in or rights to the Business or to acquire any equity interest of the Company or its subsidiaries based on the conduct of Seller or relating to a transaction to which the Seller is party;
(iii)Any fees and expenses of persons engaged by the Seller in connection with the negotiation and execution of this Agreement or consummation of the transactions contemplated hereby;
(iv)Any liability with respect to the Business activities of the Company prior to the Closing Date including, but not limited to, those arising from any services or products provided by Company prior to the Closing Date (excluding however, customary warranty and service work performed by the Company in the ordinary course of business);
(v)Any claims by third parties made against the Company or its subsidiaries, or Buyer after the Closing Date arising from or relating to any action, inaction, event, occurrence or circumstance occurring or existing prior to the Closing Date (excluding however, customary warranty and service work performed by the Company in the ordinary course of business); and
(vi)Any violation of, or nonperformance by, any Seller Party of any of their respective covenants or obligations contained in this Agreement.
8.2Indemnification by the Buyer.
(a)The Buyer agrees to indemnify and hold harmless the Seller Parties and their respective past, present and future employees, directors, officers, managers and agents, from,

against and with respect to any and all damage, loss, deficiency, expense (including any reasonable attorney and accountant fees, legal costs or expenses), action, suit, proceeding, demand, assessment or judgment to or against the Seller Parties, together with their respective past, present and future employees, directors, officers, managers, agents, attorneys, successors and assigns (collectively, the “Seller Parties’ Aggregate Net Loss”) arising out of or in connection with:
(i)Any breach or inaccuracy of any representation or warranty of Buyer contained in this Agreement;
(ii)Any claim by a third party asserting any ownership interest in or rights to the Business or to acquire any equity interest of the Company or its subsidiaries based on the conduct of Buyer or relating to a transaction to which the Buyer is party;
(iii)Any fees and expenses of persons engaged by any Buyer in connection with the negotiation and execution of this Agreement or consummation of the transactions contemplated hereby; and
(iv)Any violation of, or nonperformance by, the Buyer of any of its covenants or obligations contained in this Agreement.
8.3No Duplicate Recovery. In the event an indemnified party recovers damages in respect of an indemnification claim, no other indemnified party may recover the same damages in respect of a claim for indemnification under this Agreement.
8.4Tax Treatment of Indemnity Payments. Seller and Buyer agree that any indemnification payments made pursuant to Article 8 of this Agreement shall be treated for all tax purposes as an adjustment to the purchase price unless otherwise required by Law.
8.5Notice of Claims. If any claim is made by or against a Party which, if sustained, would give rise to a liability of the other Party under this Article 8, that Party (the “Claiming Party”) will promptly cause a written notice of the claim to be delivered to the other Party (the “Indemnifying Party”). Any notice of a claim will state, with reasonable specification, the alleged basis for the claim and the amount of liability asserted by or against the other Party by reason of the claim. If such notice is not given, it will not release the Indemnifying Party, in whole or in part, from its obligations under this Article 8, except to the extent that the Indemnifying Party’s ability to defend against such claim is materially prejudiced thereby. In the event the claim is made by a third party, the Indemnifying Party shall have the right to conduct the defense of the claim through counsel selected by the Indemnifying Party and approved by the Claiming Party (which approval shall not be unreasonably withheld, conditioned or delayed), unless such third party claim involves a governmental authority, does not solely involve monetary damages, or seeks an injunction or other equitable relief against the indemnified Party. The assertion of such right shall constitute an acknowledgment by the Indemnifying Party that such claim is an indemnifiable claim for which the Indemnifying Party is responsible under this Article 8. The Claiming Party shall not voluntarily settle any such third party claim without the prior written approval of the Indemnifying Party, which approval shall not be unreasonably withheld. In connection with any such third party claim, all Parties shall cooperate with each other and provide each other with access to relevant books and records in their possession. In no event shall the Indemnifying Party admit the fault of the Claiming Party in the defense or settlement of such third party claims or enter into a settlement imposing non-monetary obligations on the Claiming Party or monetary obligations which are not paid by the Indemnifying Party, in each case without the prior written consent of the Claiming Party. In the event Buyer is entitled to recover any Buyer’s Aggregate Net Loss, Buyer shall first recover Buyer’s Aggregate Net Loss from the funds associated with the Retention Amount, and, only thereafter, Seller shall be responsible for making full payment of amounts due Buyers under this Article 8 (subject to the limitations described in Section 8.6). The Buyer and Seller agree and acknowledge that neither shall be entitled to be indemnified by, or receive contribution from, the Company with respect to any indemnification claims made against them hereunder.
8.6Limitations
(a)For the sole purpose of determining the amount of Buyer’s Aggregate Net Loss or Seller Parties’ Aggregate Net Loss (and not determining whether or not any breaches of representations and warranties have occurred), the representations and warranties of Seller and Buyer shall not be deemed qualified by any references to materiality, Material Adverse Effect or Material Adverse Change.
(b)Notwithstanding anything to the contrary contained in this Article 8, the Seller will not be obligated to indemnify or hold harmless Buyer (other than Fraud, for which the following limitation will not apply) in excess of fifty percent (50.0%) of the Purchase Price that has actually been received by the Seller (the “Cap”).
(c)Notwithstanding anything to the contrary contained in this Article 8, the Seller will not be obligated to indemnity or hold harmless Buyer (other than Fraud, for which the following limitation will not apply) unless and until the Buyer’s Aggregate Net Loss exceeds one half of one percent (0.5%) of the Purchase Price (the “Basket”). Upon the occurrence of Buyer’s Aggregate Net Loss exceeding the Basket, Buyer will be entitled to seek payment from the first dollar of such losses that is in excess of the Basket. For the avoidance of doubt, any indemnification obligation hereunder will not apply to the aggregate amount of Buyer’s Aggregate Net Loss that are less than or equal to the Basket.
(d)The amount of Buyer’s Aggregate Net Loss or Seller Parties’ Aggregate Net Loss which a Claiming Party seeking indemnification under this Article 8 shall have suffered or incurred shall be determined net of the amount of any insurance proceeds or other cash receipts actually paid to such Claiming Party by any third party (net of any co-pays, deductibles, retro-premium adjustments, increase in premiums or costs relating to such proceeds or receipts).  Each such Claiming Party shall use commercially reasonable efforts to recover with respect to Buyer’s Aggregate Net Loss or Seller Parties’ Aggregate Net Loss (as applicable) from available insurance policies or third parties.
(e)Notwithstanding anything to the contrary contained in this Article 8, the Buyer will not be obligated to indemnify or hold harmless the Seller Parties (other than for Fraud, for which the following limitation will not apply) in excess of fifty percent (50%) of the Purchase Price that has actually been paid to the Seller (the “Buyer Cap”). For the avoidance of doubt, payment of the Purchase Price or any other amount to be paid by Buyer under this Agreement not provided for in this Article 8 shall not be added when calculating the Buyer Cap.
(f)Notwithstanding anything to the contrary contained in this Article 8, the Buyer will not be obligated to indemnify or hold harmless the Seller Parties (other than for Fraud, for which the following limitation will not apply) unless and until the Seller Parties’ Aggregate Net Loss exceeds one half of one percent (0.5%) of the Purchase Price (the “Buyer Basket”). Upon the occurrence of Seller Parties’ Aggregate Net Loss exceeding the Buyer Basket, the Seller Parties will be entitled to seek payment from the first dollar of such losses that is in excess of the Buyer Basket. For the avoidance of doubt, any indemnification obligation hereunder will not apply to the aggregate amount of Seller Parties’ Aggregate Net Loss that are less than or equal to the Buyer Basket.
8.7Retention. The Seller shall retain an aggregate amount of not less than $1,000,000 for the exclusive use in satisfaction of any indemnification claims of Buyer arising under Section 8.1 (the “Retention Amount”). For sake of clarity, no portion of the Retention Amount shall be available to satisfy any costs or expenses of the Seller, including without limitation, legal fees or other costs incurred in defending any such indemnification claim. The Retention Amount shall be retained by the Seller from the period commencing on the Closing Date and ending on the eighteen (18) month anniversary of the Closing Date.
8.8Mitigation of Loss. Each Claiming Party shall be required to use reasonable commercial efforts to mitigate any losses that may be indemnifiable or reimbursable under this Article 8 after becoming aware of an event or condition that would reasonably be expected to give rise to any such losses.
8.9Releases. In addition to the indemnification obligations of Buyer pursuant to this Article 8, Buyer shall use all commercially reasonable efforts to obtain the release of the Seller, the Owners, and their Affiliates from any and all guarantees in respect of liabilities and obligations of the Company, including without limitation, any third party leases, Equipment Indebtedness and vendors and suppliers of the Company.
8.10Exclusive Remedy. Subject to and except for Section 9.5, the Parties acknowledge and agree that from and after Closing their sole and exclusive remedy with respect to any and all claims (other than claims of Fraud against a party hereto committing Fraud) for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement, shall be pursuant to the indemnification provisions set forth in this Article 8. In furtherance of the foregoing, except with respect to Section 9.5, each party hereby waives, from and after Closing, to the fullest extent permitted under Law, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement it may have against the other parties hereto and their Affiliates and each of their respective representatives arising under or based upon any Law, except pursuant to the indemnification provisions set forth in this Article 8. Nothing in this Section 8.10 shall limit any person's right to seek and obtain any equitable relief to which any Person shall be entitled pursuant to Section 9.5 or to pursue a claim of Fraud against a party hereto committing Fraud outside of the indemnification provisions set forth in this Article 8.

8.11Owner Release. As additional consideration for the Transaction, effective on the Closing Date (and only relating to events prior to the Closing Date), each Owner hereby releases any and all claims, rights, obligations, debts and causes of action, whether matured or unmatured, known or unknown, that such Owner, in his or her capacity as a member, manager, officer, employee or otherwise, may have against the Company, any subsidiaries of the Company, the Buyer, or any Affiliates of the Buyer, other than (i) claims arising under this Agreement, (ii) obligations arising in the ordinary course between the Company and an Owner or its Affiliates, including, but not limited to, obligations relating to leases and Payor Contracts, (iii) obligations arising in the ordinary course relating to any payor arrangement between an Owner or its Affiliates and the Buyer or any Affiliates of the Buyer, and (iv) debt owed by the Company or any subsidiaries of the Company to an Owner or its Affiliates.
8.12Equity Adjustment. In the event any valid and undisputed indemnification claim pursuant to Article 8 is not satisfied by Seller (whether from the Retention Amount or otherwise in cash) or by Buyer (in each case, the “Outstanding Claim Amount(s)” and the relevant Party the “Shortfall Party”), there shall be an adjustment to the ownership of the Company. In the event the Seller is the Shortfall Party, the adjustment shall be determined as follows:  (i) first, the Enterprise Value will be reduced by the aggregate amount of such Outstanding Claim Amounts, and such amount shall be referred to as the “Re-Adjusted Enterprise Value”, (ii) the per Unit Re-Adjusted Enterprise Value of outstanding Units of the Company will be determined by dividing the Re-Adjusted Enterprise Value by the total outstanding Units (“Adjusted Per Unit Value”), (iii) the Units of the Company purchased by Buyer pursuant to this Agreement will be adjusted to reflect the number of Units that would have been purchased by Buyer by dividing the aggregate Purchase Price paid by Buyer by the Adjusted Per Unit Value (“Adjusted Sale Units”), and (iv) the Units of the Company owned by the Seller will be reduced to be equal to the total outstanding Units prior to the adjustments pursuant to this Section 8.12, less the aggregate Adjusted Sale Units. In the event the Buyer is the Shortfall Party, the adjustment shall be determined as follows (i) first, the Enterprise Value will be increased by the aggregate amount of such Outstanding Claim Amounts, and such amount shall be referred to as the “Re-Adjusted Enterprise Value”; (ii) the per Unit Re-Adjusted Enterprise Value of outstanding Units of the Company will be determined by dividing the Re-Adjusted Enterprise Value by the total outstanding Units (“Adjusted Per Unit Value”); (iii) the Units of the Company purchased by Buyer pursuant to this Agreement will be adjusted to reflect the number of Units that would have been purchased by Buyer by dividing the aggregate Purchase Price paid by Buyer by the Adjusted Per Unit Value (“Adjusted Sale Units”); and (iv) the Units of the Company owned by the Seller will be increased to be equal to the total outstanding Units prior to the adjustments pursuant to this Section 8.12, less the aggregate Adjusted Sale Units. For the avoidance of doubt, no adjustment shall occur until any dispute over the claim is resolved under Section 10.11.
9.	Buyer and Seller Party Covenants.
9.1Confidentiality. From and after the Closing, Buyer, Buyer’s Affiliates, and each Seller Party (altogether the “Covered Parties”) shall maintain the confidentiality of, and refrain from using or disclosing to any Person, all confidential and proprietary information solely regarding the Business and the Company (the “Confidential Information”). In the event that a Covered Party is requested or required (by oral question or request for information or documents in any Action, interrogatory, subpoena, civil investigative demand, or similar process of any governmental authority or any other similar body) to disclose any Confidential Information, such Covered Party will (a) if permitted by law, notify the other Covered Parties promptly in writing of the request or requirement so that the other Covered Parties may seek an appropriate protective order (at the sole cost of the Covered Party that seeks such order) or waive compliance with the provisions of this Section 9.1 and (b) reasonably cooperate with the other Covered Parties in attempting to obtain such order or assurance. If, in the absence of a protective order or the receipt of a waiver hereunder, such Covered Party is, after consultation with counsel, required by law to disclose any Confidential Information, such Covered Party may disclose the Confidential Information to such governmental authority or other similar body without recourse hereunder; provided, however, that such Covered Party discloses only that portion of the Confidential Information that is legally required to be disclosed and that the disclosing party shall use commercially reasonable efforts to obtain, at the request of, and at the expense of, the non-disclosing party, an order or other assurance that confidential treatment will be accorded to any Confidential Information required to be disclosed (as designated by the non-disclosing party).
9.2Non-Competition; Non-Solicitation; Non-Disparagement.
(a)Non-competition. During the Restricted Period, no Covered Party shall (other than when employed by, and on behalf of the Company) in any manner, either directly or indirectly (through a controlled Affiliate), whether as principal, agent, partner, officer, director, shareholder, manager, member, employee, consultant or otherwise, either alone or acting jointly or in conjunction with any Person, (A) engage in or compete with the Business within the Territory, or (B) own, operate, lease, manage, control, engage in, invest in, permit his, her or its name to be used by, act as consultant or advisor to, supply, render services for (of an executive, management, supervising, marketing, manufacturing, research and development, administrative, financial, consulting or other nature) or otherwise assist in any manner any Person in any business that engages in or competes with the Business within the Territory; provided that the passive ownership of less than two percent (2%) of an entity, the equity interests of which are publicly traded on a national exchange, shall not be considered a breach of this Section 9.2(a).
(b)Non-interference. During the Restricted Period, no Covered Party shall in any manner, either directly or indirectly (through a controlled Affiliate), whether as principal, agent, partner, officer, director, shareholder, manager, member, employee, consultant or otherwise, either alone or acting jointly or in conjunction with any Person, request, knowingly induce or knowingly attempt to influence any distributor, supplier, customer or other business relation of the Company, the Buyer or any of their Affiliates to curtail in any material respect or cancel or terminate any business which such distributor, supplier or customer or other business relation is currently transacting with the Company, the Buyer or any of their Affiliates.
(c)Non-solicitation. During the Restricted Period, no Covered Party shall (other than when employed by or acting on behalf of the Company or its subsidiaries) in any manner, directly or indirectly (through a controlled Affiliate), whether as principal, agent, partner, officer, director, shareholder, manager, member, employee, consultant or otherwise, either alone or acting jointly or in conjunction with any Person, (i) hire, recruit, employ or solicit or attempt to hire, recruit, employ, retain or solicit on such Person’s own behalf or on behalf of any other Person, any employee of the Company or its subsidiaries or any Person who was an employee of the

Company or its subsidiaries during the Restricted Period or (ii) otherwise encourage, influence, or induce any employee to discontinue his or her employment by the Company or its subsidiaries.
(d)Non-Disparagement. No Seller Party shall, directly or indirectly, at any time, intentionally disparage in any material respect the Company, the Buyer or the Business or the reputation of any of the foregoing. The Buyer shall not, nor shall its Affiliates, directly or indirectly, at any time, intentionally disparage in any material respect any Seller Party or the reputation of any of the foregoing. This Section 9.2(d) shall not apply to (i) testimony obtained through subpoena or (ii) any information provided pursuant to an investigation by any governmental authority.
(e)Severability. The Parties agree that a court or arbitrator of competent jurisdiction shall have the power with respect to this Section 9.2 to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified to cover the maximum, duration, scope or area permitted by law. The time period during which the prohibitions set forth in this Section 9.2 shall apply to a Covered Party shall be tolled and suspended for a period equal to the aggregate time during which that Covered Party violates such prohibitions in any respect.
9.3Employees; Employee Matters.  The Covered Parties agree that the Company will employ, at current (or greater) compensation and benefits, for a period of at least one (1) year following the Closing Date the  following key employees of the Company: Allen Hunt, Brenda Papp, Tiffanie Robinson-Steffes, Brian Boulanger, and Leslie Martz (“Key Employees”).  The Covered Parties agree that Company (and any Covered Party who may be a successor employer) will give credit for seniority to all employees of the Company who continue to work for any Covered Party. Buyer (or its Affiliates) will pay severance, consistent with Company policy in place as of the date prior to the Closing Date, to any employees of Company who are terminated without cause within one (1) year following the Closing Date.
9.4Intentionally Omitted.
9.5Injunctive Relief. Each Covered Party agrees that any remedy at law for any breach of the provisions contained in this Article 9 may be inadequate and each Covered Party, the Company and their respective successors or assigns shall, in addition to other rights and remedies available hereunder, be entitled to seek specific performance or injunctive relief in the case of a breach of this Article 9.
9.6Acknowledgment by the Covered Parties. Each Covered Party agrees to the covenants set forth in this Article 9 and acknowledges that (i) the covenants set forth in this Article 9 are reasonable in terms of duration, scope and area restrictions, (ii) the covenants set forth in this Article 9 are reasonably necessary for the protection of the other Covered Parties, (iii) Covered Parties would not have entered into this Agreement but for the agreement of the other Covered Parties to the restrictions set forth in this Article 9, and (iv) the covenants set forth in this Article 9 have been made in order to induce the Covered Parties to enter into this Agreement.

10.	GENERAL PROVISIONS
10.1Confidentiality. The Buyer and Seller Parties agree to maintain in confidence, and will cause the directors, officers, employees, agents, and advisors of Buyer and the Seller Parties, respectively, to maintain in confidence, any written, oral, or other information obtained in confidence from another party in connection with this Agreement or the transactions contemplated hereby, unless (i) such information is already known to such party or to others not bound by a duty of confidentiality or such information becomes publicly available through no fault of such party, (ii) the use of such information is necessary or appropriate in making any filing or obtaining any consent or approval required for the consummation of the transactions contemplated hereby or otherwise is reasonably necessary to satisfy any of the conditions precedent specified in Article 6 and Article 7, or (iii) the furnishing or use of such information is required by or necessary or appropriate in connection with legal proceedings. Notwithstanding the foregoing, Buyer or its Affiliates may make announcements regarding this Agreement and the transactions contemplated hereby to comply with Canadian securities regulations, provided that the Seller Parties, the Company or their representative) shall have the opportunity to review and comment on any proposed announcement. If the Transaction is not consummated, each party will return or destroy all confidential information provided by the other party as the providing party may reasonably request.
10.2Governing Law. This Agreement, including all exhibits and schedules and all documents or instruments delivered in connection herewith, and all disputes among the parties under this Agreement will be governed by, and construed and enforced in accordance with and decided pursuant to, the laws of the State of Ohio (and in accordance with federal law interpreting the Federal Arbitration Act where applicable), without regard to any jurisdiction’s conflicts or choice of law provisions; provided, however, any action, cause of action, claim, cross-claim or third party claim against any Financing Lender of Buyer in any way relating to the financing arrangements between such Financing Lender and Buyer shall be governed by, and construed and enforced in accordance with and decided pursuant to, the laws of the State of New York.
10.3Notices. All notices or other communications required or permitted hereunder will be in writing and will be deemed given or delivered when delivered personally, by registered or certified mail, by legible facsimile transmission or by overnight courier (fees prepaid) addressed as follows:
If to Buyer:	QHM Holdings, Inc. c/o Quipt Home Medical Corp. 100 Crossing Down Drive Wilder, KY 41076 Attn: Hardik Mehta
With a copy by email to:	fhmehta@myquipt.com

With a copy to:	Katz, Teller, Brant & Hild 255 East Fifth Street, Suite 2400 Cincinnati, Ohio 45202 Attn: John R. Gierl, Esq.
With a copy by email to:	jgierl@katzteller.com
If to Seller:	McLaren Health Management Group c/o Hart HoldCo, LLC 1515 Cal Drive Davison, MI 48325 Attn: Bart Buxton
With a copy by email to:	Barton.Buxton@mclaren.org
With a copy to:	Blanchard Valley Health System c/o Hart HoldCo, LLC 1900 South Main St. Findlay, OH 45840 Attn: Myron D. Lewis
With a copy by email to:	mlewis@bvhealthsystem.org
With a copy to:	Henry Ford Health Community Care Services c/o Hart HoldCo, LLC 30100 Telegraph Rd., Suite 200 Bingham Farms, MI 48025 Attn: David F. Shepherd
With a copy by email to:	dshephe1@hfhs.org
With a copy to:	Jones Day 150 West Jefferson, Suite 2100 Detroit, MI 48226-4438 Attn: Ann T. Hollenbeck
With a copy by email to:	ahollenbeck@jonesday.com

or to such address as such party may indicate by a notice delivered to the other parties. Notice will be deemed received the same day (when delivered personally), five (5) days after mailing (when sent by registered or certified mail) and the next business day (when delivered by overnight courier). Any party to this Agreement may change its address to which all communications and notices may be sent by addressing notices of such change in the manner provided.

10.4Assignment. This Agreement may not be assigned by any party without the prior written consent of all of the other parties hereto. Notwithstanding the foregoing, Buyer may assign its rights and obligations hereunder, in whole or in part, to any of its respective lenders for borrowed money as collateral security, in each case, without the consent of any of the other parties hereto; provided, however, that, with respect to any such assignments, Buyer remains primarily liable for the full and timely performance of all of Buyer's obligations under this Agreement.

10.5Entire Agreement; Amendments. This Agreement along with the Schedules and Exhibits attached hereto and the Related Documents is an integrated document, contains the entire agreement between the parties, wholly cancels, terminates and supersedes any and all previous and/or contemporaneous oral agreements, negotiations, commitments and writings of the parties with respect to such subject matter. Subject to the proviso set forth in Section 10.12, no change, modification, extension, termination, notice of termination, discharge, abandonment or waiver of this Agreement, or any schedule or exhibit hereto, or any document or instrument delivered in connection herewith, or any of its provisions, nor any representation, promise or condition relating hereto or thereto, will be binding upon any party unless made in writing and signed by all of the parties hereto.
10.6Expenses. Except as otherwise expressly provided in this Agreement, each party to this Agreement will bear its respective expenses incurred in connection with the preparation, execution, and performance of this Agreement and the transactions contemplated hereby, including all fees and expenses of agents, representatives, counsel, and accountants; provided, however, that the Buyer and Seller agree to share equally the expenses of VMG’s fair market value analysis in connection with the Transaction.
10.7Partial Invalidity. Wherever possible, each provision will be interpreted in such manner as to be effective and valid under applicable law, but in case any one or more of these provisions will, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability will not affect any other provisions of this Agreement, and this Agreement will be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein, unless the deletion of such provision or provisions would result in such a material change as to cause the completion of these transactions to be unreasonable.
10.8Tax Matters.
(a)Tax Cooperation. The Parties shall cooperate fully, as and to the extent reasonably requested by another Party, in connection with the filing of any tax returns of the Company and any audit, litigation or other proceeding with respect to Taxes. Upon the request of a Party in connection with any such audit, litigation or other proceeding, the other Parties shall provide such records and information which are reasonably relevant and shall make employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Parties further agree, upon request, to provide the other Parties with information about the transactions contemplated by this Agreement that the requesting Party may be required to report pursuant to the Code and all Treasury Department Regulations promulgated thereunder.
(b)Certain Taxes and Fees. All transfer, documentary, sales, use, stamp, registration, value added and other similar Taxes and fees (including any penalties and interest) incurred in connection with this Agreement shall be borne and paid by the Party that owes such Taxes and fees. Buyer shall, at its own expense, timely file any Tax Return or other document with respect to such Taxes or fees (and Seller shall cooperate with respect thereto as necessary).
(c)Tax Refunds. To the extent that the Company receives any refund of, or is otherwise given credit (in lieu of such a refund) that reduces Taxes and that is attributable to any

Taxes for a Tax period (or portion thereof) ending on or prior to the Company Date, the Company will (and Buyer will cause the Company to) pay, to Seller, by wire transfer of immediately available funds, an amount equal to any such refund or credit in lieu of a refund and any interest thereon received from the applicable taxing authority, net of out-of-pocket costs and expenses incurred by Buyer or the Company (including Taxes) in connection with receiving such refund or credit.
(d)Post-Closing Tax Actions. Without the prior written consent of the Seller (not to be unreasonably withheld, conditioned, or delayed), with respect to any Tax or Returns of the Company relating to any Tax period (or portion thereof) ending on or prior to the Closing Date, none of the Buyer, any Affiliate of the Buyer or the Company shall (i) file, amend, re-file or otherwise modify any Return, (ii) initiate discussions or examination with any taxing authority (including making any voluntary disclosure to a taxing authority), (iii) enter into any closing agreement, (iv) file any private letter ruling, (v) make, change or revoke any Tax election or (vi) surrender any right to claim a Tax refund.
10.9Counterparts. This Agreement may be executed in one or more counterparts, each of which will be considered an original instrument and all of which together will be considered one and the same agreement, and will become effective when counterparts, which together contain the signatures of each party, will have been delivered to Buyer and the Seller. Delivery of executed signature pages by facsimile transmission, “pdf” or other electronic transmission will constitute effective and binding execution and delivery of this Agreement.
10.10Interpretation. Article titles and headings to Sections are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of any of the provisions of this Agreement. All references to Sections and subsections contained in this Agreement refer to the Sections and subsections of this Agreement. All references to Schedules or Exhibits contained in this Agreement are references to the Schedules or Exhibits described on the list immediately following the signature page hereto. All references to the words “include” or “including” shall mean “including without limitation.” Any and all Schedules, Exhibits, statements, reports, certificates or other documents or instruments referred to in or attached to this Agreement, including the “Background” portion of this Agreement, are incorporated by reference as though fully set forth at the point referred to in this Agreement. There will be no presumption against any party on the ground that such party was responsible for preparing this Agreement or any part of it. All pronouns and any variations thereof will be deemed to refer to the masculine, feminine, neuter, singular or plural as the context may require.
10.11Disputes.
(a)All disputes that arise out of or relate to this Agreement or the subject matter hereof (but not including disputes under employment agreements, which shall be governed by the provisions of such agreements) shall be resolved exclusively by arbitration in accordance with the provisions of this Section 10.11. A Party may commence arbitration by sending a written demand for arbitration to the other parties. However, such demand shall not be effective unless it sets forth in detail the nature of the controversy, the dollar amount involved, if any, the remedies sought, and attached to such demand is a copy of this subsection.
(b)There shall be one arbitrator. If the parties shall fail to select a mutually acceptable arbitrator within ten (10) days after the demand for arbitration is received, then the parties stipulate to arbitration before a single arbitrator sitting on the panel of the American Arbitration Association (“AAA”), and selected in the sole discretion of the AAA administrator. The arbitrator will have background and qualifications to consider disputes involving mergers and acquisitions law, corporate law and health care regulatory law.
(c)The parties shall share all costs of arbitration, except that the prevailing party shall be entitled to reimbursement by the other party of such party’s attorneys’ fees and costs and any arbitration fees and expenses incurred in connection with the arbitration hereunder.
(d)The substantive law of the State of Ohio shall be applied by the arbitrator.
(e)Arbitration shall take place in Columbus, Ohio unless the parties otherwise agree. As soon as reasonably practicable, a hearing with respect to the dispute or matter to be resolved shall be conducted by the arbitrator. As soon as reasonably practicable thereafter, the arbitrator shall arrive at a final decision, which shall be reduced to writing, signed by the arbitrator and mailed to each of the parties and their legal counsel.
(f)All decisions of the arbitrator shall be final, binding and conclusive on the parties and shall constitute the only method of resolving disputes or matters subject to arbitration pursuant to this Agreement. The arbitrator or a court of appropriate jurisdiction may issue a writ of execution to enforce the arbitrator’s judgment.
(g)Notwithstanding the foregoing, because time is of the essence of this Agreement, the parties specifically reserve the right to seek a judicial temporary restraining order, preliminary injunction, or other similar short term equitable relief, and grant the arbitrator the right to make a final determination of the parties’ rights, including whether to make permanent or dissolve such court order. The arbitrator shall have the power to grant all legal and equitable remedies provided by Ohio or federal law; provided however, said arbitrator shall not have the power to award punitive or exemplary damages. The decision of the arbitrator may be entered in any court having jurisdiction thereof and the award may be judicially enforced.
(h)Notwithstanding anything to contrary contained in this Agreement, each of the parties hereto agrees that any action, cause of action, claim, cross-claim or third party claim against any Financing Lender of Buyer in any way relating to the financing arrangements between such Financing Lender and Buyer shall be subject to the jurisdiction of the courts of the State of New York sitting in the County of New York and of the United States District Court for the Southern District of New York, and any appellate court from any thereof.
10.12Third-Party Beneficiaries. This Agreement will not confer any rights or remedies upon any Person (including any Affiliate) other than the parties to this Agreement and their respective successors and permitted assigns; provided that any Financing Lender of Buyer shall be an intended third party beneficiary of Section 9.3, Section 10.2, Section 10.4, Section 10.5, Section 10.11 and this Section 10.12, and shall be entitled to enforce such provisions directly (and no amendment or modification to such provisions in respect of any Financing Lender of Buyer may be made without the prior consent of such Financing Lender).
10.13Survival of Representations and Warranties. The representations and warranties of this Agreement shall survive the Closing Date for a period of twelve (12) months, except that  Section 3.2 (Capitalization), Section 3.3 (Ownership of Company Units), Section 3.4 (Authority of Seller), Section 3.7 (Permits; Compliance with Laws; Litigation), Section 3.16 (Environmental Matters), Section 3.20 (Questionable Payments), Section 3.21 (Medicare and Medicaid Program Participation), Section 3.22 (Tax Matters), Section 4.2 (Authority of Buyer), Section 4.9 (Legal Proceedings), Section 4.12 (Compliance with Laws and Litigation) (collectively the “Fundamental Representations”)  shall continue until the earlier of (a) the date on which the running of the statute of limitations with respect to any such subject will bar the assessment and collection of the related claim or (b) the six (6) year anniversary of the Closing Date.
10.14Waiver of Financing Lender.  Notwithstanding anything herein to the contrary, each of the parties hereto hereby waives any rights or claims, and agrees not to commence any action or proceeding against, any Financing Lender in connection with this Agreement or the consummation or failure to consummate the transactions hereunder, including without limitation, the Buyer’s failure to obtain the approval of the Financing Lender to the acquisition hereunder by Buyer (or financing) under the agreements between such Financing Lender and Buyer, whether such claim is in respect of any other document or theory of law or equity (whether in tort, contract or otherwise), or any oral or written representations made or alleged to be made in connection herewith or therewith and each of the parties hereto.
10.15Definitions. In addition to words and terms defined elsewhere in this Agreement, the following words and terms shall have the following respective meanings:

“Agreement” shall mean this Purchase Agreement, including the exhibits and schedules attached hereto, as the same may be amended, supplemented or modified in accordance with the terms hereof.

“Affiliate” means, with respect to any Person, any of (a) a manager, member, director, officer or shareholder of such Person and (b) any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another Person. The Term “control” includes the possession, directly or indirectly, of the power to direct the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

“ASSA” shall have the meaning set forth in Section 6.4(f) of this Agreement.

“Business Day” shall mean any day other than a Saturday, Sunday or day on which national banks located in the United States are authorized or obligated to close.

“Business Documents” means all of the Company’s rights in, to and under all supplier agreements and any other agreements with the vendor or manufacturer of any equipment or goods used by such Company in the Business, equipment service agreements, leases of equipment that are related to and used by the Company in the Business and all agreements that are related to the

Company’s conduct of the Business, except Payor Contracts and any agreements referenced in any other Schedule to this Agreement.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Covered Parties” or “Covered Party” shall have the meaning described in Section 9.1 of this Agreement.

“Customer Contracts” means all of the Company’s rights in, to and under all agreements with the Company’s customers.

“Equipment Indebtedness” means Indebtedness incurred with a specialized leasing company, lender and/or supplier, to finance the acquisition cost of supplies, equipment and other consumables used in the Business, including without limitation, capitalized lease obligations and purchase money security financing, as identified in Schedule 3.8(b), but does not include any accounts receivable obligations in the ordinary course of business.

“Financing Lender” means Buyer’s financing lender, from which Buyer received funds used for the Purchase Price, together with its successors and assigns.

“Fraud” means, with respect to a party, an actual and intentional misrepresentation of a material existing fact with respect to the making of any representation or warranty in Article 3 or Article 4, made by such party, (a) with respect to Seller, to Seller's Knowledge or (b) with respect to Buyer, to Buyer's actual knowledge, of its falsity and made for the purpose of inducing the other party to act, and upon which the other party justifiably relies with resulting losses. For the avoidance of doubt, Fraud shall not include any claim for equitable fraud, constructive fraud, promissory fraud, unfair dealings fraud, fraud by reckless or negligent misrepresentations or any tort based on negligence or recklessness.

“Hazardous Materials” includes hazardous waste, hazardous substances, toxic substances and related materials, including all materials and substances regulated by the Comprehensive Environmental Response, Compensation and Liability Act, the Resource Conservation and Recovery Act, the Hazardous Materials Transportation Act, the Toxic Substances Control Act, the Federal Water Pollution Control Act, the Federal Safe Drinking Water Act, the Federal Air Pollution Control Act, the Oil Pollution Act, the Federal Insecticide, Fungicide and Rodenticide Act, the Atomic Energy Act, Occupational Safety and Health Act, each as amended, and any regulations promulgated thereunder or any other applicable federal, state or local environmental law, statute, rule, regulation or ordinance.

“Indebtedness” shall mean as applied to a Person (“such Person”) means, without duplication, (i)(a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by debentures, promissory notes, bonds (other than performance, surety or customs bonds in the ordinary course of business), loan agreements or other similar instruments and (c) all interest-bearing obligations of such Person to the extent not otherwise covered by clauses (a) and (b); (ii) capitalized lease obligations and any synthetic lease obligations of such Person, (iii) all reimbursement obligations of such Person in connection with letters of credit or letter of credit guaranties issued for the account of such Person; and (iv) all obligations of such

Person to pay the deferred purchase price of property or services including Purchase Money Indebtedness.

“Key Employees”  shall have the meaning described in Section 9.3 of this Agreement.

“Material Adverse Effect” or “Material Adverse Change” means any effect, event, development, circumstance or change that has been, or would reasonably be expected to be, individually or in the aggregate, materially adverse to the business, assets, financial condition, operations, operating results or any other condition of the Company other than any effect or change to the extent resulting from or relating to: (a) general business or economic conditions, (b) national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, (c) financial, banking or securities markets (including any disruption thereof and any decline in the price of any security or any market index), (d) changes in Laws, and (e) the announcement or pendency of the Transaction or the identity of the Buyer or the Buyer parent companies, including any impact thereof on relationships, contractual or otherwise, with any customers, suppliers or employees of the Company, except, in the case of clauses (a), (b), (c), and (d), to the extent the Company is disproportionately affected thereby as compared with other participants in the industries in which the Company operates.

“Minimum Cash Amount” means $1,000,000.00.

“Operating Agreement” shall have the meaning set forth in Section 6.4(e) of this Agreement.

“Payor Contract” means a contract with a managed care company or third-party payor for the Company.

“Permitted Liens” means (i) liens for Taxes not yet due and payable or being contested in good faith by appropriate proceedings and for which there are adequate reserves on the books; (ii) workers or unemployment compensation liens arising in the ordinary course of Business that are not yet due and payable or not exceeding an amount of $1,000, in the aggregate; (iii) landlords’, carriers’, mechanic’s, materialman’s, supplier’s, vendor’s or similar liens arising in the ordinary course of Business securing amounts that are not delinquent, not yet due and payable, or not exceeding an amount of $1,000, in the aggregate; and (iv) zoning ordinances, recorded easements and other restrictions of legal record affecting the Real Property Leases or matters which would be revealed by a survey, and that in either case do not, individually or in the aggregate, impair the current use or occupancy of the Real Property Leases or have a Material Adverse Effect on the Company or the Business.

“Person” shall be construed broadly and shall include an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or a Governmental Authority (or any department, agency, or political subdivision thereof).

“Reconciliation Date” means the date that is one hundred eighty (180) days after the Closing Date.

“Related Documents” means the Operating Agreement, the ASSA, the consents of third party landlords, and all other written agreements, documents and certificates expressly required by this Agreement to be delivered to another Party on the date hereof.

“Restricted Period” means the five (5) year period commencing on the Closing Date.

“Seller’s Knowledge” or “Knowledge of Seller” means and includes the actual knowledge of Allen Hunt (as the Company’s President), Brenda Papp (as the Company’s Vice President of Finance), Brian Boulanger (as the Company’s Vice President of Information Technology), Deborah Holman (as the Company’s Chief Compliance Officer), and Tiffanie Robinson-Steffes (as the Company’s Director of Reimbursement).

“Territory” shall have the meaning defined in the Operating Agreement.

“Working Capital” shall mean, as of any specified date, the amount equal to (a) the sum of the following current assets of the Company: (i) accounts receivable (net of contractual allowance reserves and bad debt reserves), (ii) other receivables, (iii) inventory, and (iv) prepaid expenses (including deposits), less (b) the sum of the following liabilities of the Company: (x) accounts payable (excluding any payables to Affiliates), (y) credit card liabilities, and (z) accrued liabilities.

“Transaction Expenses” shall mean (i) amounts owed to Jones Day for legal services provided, (ii) amounts owed to Braff Group, and (iii) one half (50%) of amounts owed to VMG pursuant to the fair market value analysis performed in connection with the Transaction.

“Working Capital Deficit” shall mean the amount by which Working Capital is less than the Working Capital Target.

“Working Capital Surplus” shall mean the amount by which Working Capital is more than the Working Capital Target.

“Working Capital Target” shall mean $1,100,000.

[Remainder of page intentionally blank; signature page follows]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed on as of the date first written above.

Buyer:	QHM HOLDINGS, INC. By: /s/ Hardik Mehta Hardik Mehta, Chief Financial Officer
Company:	IRB MEDICAL EQUIPMENT, LLC dba Hart Medical Equipment By: /s/ M. Allen Hunt M. Allen Hunt, President
Seller:	HART HOLDCO, LLC By: /s/ Designated Representative [TBD], Designated Representative

[Signature Page – Equity Purchase Agreement]

EXHIBIT A

Operating Agreement

See attached.

EXHIBIT B

Administrative Support Services Agreement

See attached.

EXHIBIT C

Illustrative Working Capital Calculation

See attached.